

Business Plan

November, 2022

Sully's Golf and Gather

TBD
TBD
TBD, NC, ZIP
919-389-8786
sullivangolf.net
mike@sullivangolf.net
Confidentiality Agreement

The undersigned reader acknowledges that any information provided by Sully's Golf and Gather in this business plan, other than information that is in the public domain, is confidential in nature, and that any disclosure or use of same by the reader may cause serious harm or damage to Sully's Golf and Gather. Therefore, the undersigned agrees not to disclose it without express written permission from Michael Sullivan.

Upon request, the undersigned reader will immediately return this document to Michael Sullivan.

_____

Signature

_____

Name (typed or printed)

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Date

This is a business plan. It does not imply an offering of securities.

Executive Summary

Overview
Sully's is an indoor golf experience. Featuring a welcoming atmosphere, indoor driving range, golf simulators, putting green and dedicated private event space. The golf experience is accompanied by craft beer and cocktails.

Sully's is also the home of the Mike Sullivan Golf School, Raleigh's highest rated golf instruction program as well as a TPI golf fitness program.

Description
Until recently, indoor golf was primarily popular in cold weather regions of the United States, but as the value of real estate in warm weather states has increased, the number of off-course golf options has decreased.

Our current home, Par Golf, one of the last three remaining golf driving ranges in the Raleigh metro area is closing at the end of 2022. Revenue at Par Golf has increased by over 300% since 2015 and is at full capacity during peak hours. Sully's will be the new golf home to Par Golf's members and guests.

Target Market
Our market is golfers. We cultivate new golfers, help avid golfers enjoy the game more and give all golfers the ability to play anytime, regardless of daylight or weather conditions. As millennials are reaching their 30's we have a growing segment of golfer who embraces technology and convenience.

Competition
Competitors include Dogwood Country Club, Brookfields Indoor Golf, The Iron Oaks & Happy's Country Club. Our closest competitor in distance as well as golf experience is Dogwood, located 9 miles and twenty minutes north. Similar to Sully's, Dogwood offers golf instruction by the owner, quality golf simulators and an authentic golf atmosphere. Dogwood does not offer group instruction, a driving range (making it sensible to practice alone), golf fitness, 24 hour access or a private event space.

Management Team

Mike Sullivan, Founder
- Owner and director of instruction of Mike Sullivan Golf School
- YouTube channel with over 5 MM views
- Average 5 stars on Google, Yelp, Facebook reviews
- Former exclusive golf instruction provider to International Sports Management
- Has taught golf to VIP clients at The Masters, U.S. Open, PGA Championship, Ryder Cup, President's Cup, AT&T Pebble Beach Pro Am
- Over 25 years of golf management experience
- Created the Player Development Program at the largest private country club in the U.S.

Lauren Sullivan, Founder
- Owner of Demand Better Fitness
- Director of Ladies Golf at Mike Sullivan Golf School
- David Leadbetter certified golf instructor
- 10 years bar and restaurant management experience
- Domestic and international event coordinator

Financial

- Initial working capital of 550k
- Additional 100k - 250k though investment crowdfund in late 2022
- Initial capital to be used for upfit, launch monitors, simulators and supplies, crowdfund capital for reserve and use as marketing tool to engage customer base.

Five Year Financial Forecast

	2023	2025	2027
Revenue	$1,145,895.00	$1,880,704.00	$1,926,474.00
COGS	$307,172.00	$361,512.00	$350,308.00
Gross Profit	$838,723.00	$1,519,192.00	$1,576,166.00
Expenses	$704,317.00	$777,805.00	$782,374.00
Income	$134,406.00	$741,387.00	$793,792.00

Company Description

Mission statement

Sully's Golf & Gather aims to build an affordable and accessible golf-centered community space. Sully's will be a space for friends to gather for drinks over a game of golf as well as for the avid golfer to have an all-inclusive place to practice.

Company philosophy and vision

Sully's philosophy is fun, community, integrity, and determination. We believe that golf mimics life and nothing is created or achieved without perseverance and dedication.

Our vision for Sully's is to be the leader in indoor golf training and entertainment. We aspire to expand to other cities and create a household name.

Financial Goals

Operate at a profit, gross revenues over $1.1 million our first year in business. Growing revenues to $2 million by year 5.

Target market

Who are our customers?

*   **New adult golfers, both men and women.** We make it easy to get started in golf. By offering golf instruction and practice in a welcoming and fun environment, we break down the barriers of time, expense and intimidation faced by new golfers.
*   **Avid golfers.** Avid golfers want to improve, but practice time has been limited by daylight and weather. Our indoor training ground is a perfect place for avid golfers to improve their game. Sully's will also be the home to the Mike Sullivan Golf School. Mike has been teaching golf for over 20 years, has a national following through his YouTube channel, has taught at the most prestigious golf events in the U.S.
*   **Junior golfers.** The Mike Sullivan Golf School is established as one of the premier junior golf providers in the Raleigh market. An indoor environment will allow juniors to get involved n golf after school during the cold, dark winters as well as mid-day in the summer.
*   The customers mentioned in this section are already participating with the founders of Sully's at the Par Golf driving range, located 1.9 miles from Timber Dr. location. The founders of Sully's are the current operators of the Par Golf range, which is closing at the end of 2022, due to property development. Par Golf is currently driving revenue over $1,000,000 annually.

Industry

The golf industry has seen a rapid increase in growth and volume in the last 5 years. In 2020, golf saw the largest increase in growth, surpassing the year 2000 (height of Tiger Woods). The game continues to grow each year, 2021 seeing a 16% increase in on-course golf from 2020. Females are also getting into the game at a staggering rate. In 2020, the number of female golfers grew 8% which continues to support the idea that golf is becoming a sport that couples and families can participate in together. Golf equipment companies have also seen a stunning increase. The parent company for Titleist and FootJoy saw an increase of 117% in the second quarter of 2021.

The continuing popularity of golf can't be argued but the off-course obsession with golf is another aspect we have been watching closely. On top of on course golf, an additional 12.1

million people in 2020 participated in some type of off-course golf experience including driving ranges and indoor simulators. While the growth may plateau, the Raleigh/Durham metro area is underserved in off-course golf experiences.

At Sully's, our foundation of golf students and driving range members give us a proven track record of growth and success particularly in the last 6 years. We provide individual and group golf instruction which is different from what ANYONE else in the industry in our area is doing. This group golf instruction helps continue to make elite golf instruction affordable and accessible to everyone.

Competitors

• Dogwood Country Club - Raleigh NC - *North of Downtown, 9 miles, 22 minute drive*
Dogwood features 4 Trackman simulators, a small putting green with "PuttView", private golf lessons by the owner, club fitting, a full liquor bar, draft beer, TV's. Dogwood does not have a dedicated event space or indoor driving range. No golf fitness program. No 24 hour access.

• The Iron Oaks - Raleigh, NC - *North Glenwood area - 10 miles, 22 minute drive*
The Iron Oaks features 2 GolfZon simulators and a full restaurant/bar. There is no putting green, golf instruction or golf theme in the facility. The simulators are positioned in the back corner of the business. No dedicated event space. No golf club fitting, no golf fitness, no instruction. Golf is not mentioned on their website. No 24 hour access.

• Brookfields Indoor Golf - Wake Forest, NC - *23 miles, 40 minute drive*
Brookfields features 3 Full Swing golf simulators a bar with beer and wine only. Brookfields does not provide any instruction, club fitting, putting green or dedicated event space. No 24 hour access.

• Happy's Country Club, Fuquay Varina, NC (under construction) - *14 miles, 24 minute drive.*

Differentiation from competitors

• Mike Sullivan Golf School already has the most robust golf instruction business in the Raleigh area. MSGS presently features eight instructors who routinely teach group classes up to 20 students as well as private lessons.
• MSGS will be the only golf instruction business offering indoor group lessons.
• Golf fitness training and physical therapy by TPI certified golf performance specialist
• The only indoor driving range allowing golfers the ability to practice individually without having to rent an entire golf simulator.
• Foresight sports GC Hawk, acknowledged as the best launch monitor for indoor use.
• Dedicated event space which will allow us to host private events without impacting the core of our members and guests. This private event space can be rented for both adults and kids.
• The largest indoor golf center of its kind in the area at over 10,000 square feet, double the size of the largest competitor.
• 24 hour access to higher tier members.

Products & Services

Services provided

Individual and group golf instruction, driving range practice services, putting practice area, memberships for practice facility, use of GC Hawk launch monitors, use of the private event room, physical therapy, and club repair. Products that will be sold are golf clubs, grips, golf bags, gloves, golf accessories, beer, wine, and liquor, some food, Sully's branded merchandise, and training aids.

The problem for Raleigh's golf community

Our current property, Par Golf driving range, which has been in business since 1972 is closing due to property development. Driving ranges are becoming a thing of the past as they require large amounts of land.
Outdoors, golfers are limited to play and practice due to daylight hours, temperature, precipitation, insects, etc.

Sully's Features

"Sully's Golf & Gather" allows an opportunity for golf improvement as well as a great family-friendly community space where people can gather and socialize. Higher tiered members will have 24 hour access to the facility. Sully's offers:

- Golf instruction and golfer cultivation by Mike Sullivan. Mike has been teaching golf for over 20 years and has taught at golf's most prestigious events including The Masters, U.S. Open, PGA Championship, Ryder Cup, President's Cup & AT&T Pebble Beach Pro Am. Locally, Mike has an average rating of 5 stars by Google, Yelp and Facebook.
- An indoor driving range featuring a launch monitor allowing every golfer to see ball flight and swing data on every swing.
- Foresight Sports GC Hawk golf simulators featuring the world's top courses.
- Golf equipment manufacturers including Tour Edge, Tom Wishon, Srixon/Cleveland and L.A.B. Golf putters.
- Golf fitness provider FitGolf
- Golf play and practice available 24/7, daylight & weather are not limiting factors
- Dedicated private event space
- Local breweries featured including Double Barley, Noda, Aviator and Red Oak.

Proprietary features:

- Trade name application for the exclusive use of "Sully's" has been filed as it relates to our golf facility.
- The Mike Sullivan Golf School has an exclusive and proprietary instruction template resulting in the only viable group golf instruction membership model.

*Member Pricing:

Platinum
$600 per month - limited to 10 members
Unlimited access to simulators, range, 24 hour access

Gold
$300 per month - limited to 30 members
Includes 500 credits per month for simulators, range, 24 hour access

Silver
$200 per month - limited to 200 members
Includes 300 credits per month for simulators, range, 24 hour access

Bronze
$99 per month - limited to 100 members
Includes 150 credits per month for simulators, range

Weekday
$69 per month - limited to 200 members
Includes 90 credits for simulators, range, valid only M-F, 9 am - 5 pm

The highest level membership will include unlimited use of the facility including 24 hour access. The lower the level, the less credits the member will get to use the facility. We offer an off-peak membership which will be very affordable for retired patrons, students, etc. Our walk-in customers will be paying an hourly rate to use the driving range and launch monitors.

Public Pricing

Peak Hours
(Monday - Friday, 5 pm - 9 pm / Saturdays, Sundays, Holidays, all day)
Simulators - $50 per hour
Range - $20 per hour

Off Peak Hours
Simulators - $35 per hour
Range - $15 per hour

Marketing Plan

This section provides details on your industry, the competitive landscape, your target market and how you will market your business to those customers.

1. **Our Market**

•   In 2021, 12.4 MM golfers played golf in an off-course environment.

•   A record number of golfers played golf for the first time - 3.2MM, surpassing the year 2000 (height of Tiger Woods) - 2.4MM

•   In 2020, Raleigh, NC had a population of 470k people with a median age of 34 and a median household income of $69,720. Between 2019 and 2020 the population of Raleigh, NC grew from 464,485 to 469,698, a 1.12% increase and its median household income grew from $67,266 to $69,720, a 3.65% increase.

•   At our founders current property (located less than 2 miles from Timber Dr. Location), golf revenue has increased over 300% from 2015 to 2021.

•   Outdoor golf driving ranges are decreasing in existence. The Raleigh market currently provides a total of 3 primary outdoor ranges. In January, 2023, there will only be two remaining outdoor options.

•   Sully's nearest competitor, Dogwood Country Club is located 9 miles north (22 minute drive) of the Timber Drive location. Other competitors are located farther north on Glenwood Ave., in Wake Forest and Fuquay Varina.

•   Millennial golfers. Millennials embrace the technology golf simulators and the blend of golf related activities along with entertainment. Millennial golfers participation in offseason activities:
    •   62% Indoor golf simulators
    •   47% Entertainment facilities (Topgolf/Driveshack)
    •   36% Console video games
    •   21% Fantasy golf/golf gambling
    •   19% Golf specific fitness
    •   15% Phone-based golf games
    •   11% Other (noteworthy other: personal practice at home with chipping net, putting mat, etc.)

Marketing Strategy

•   Exceed our member guest expectations
•   Targeted social media campaigns with a combination of content creation and paid advertisements.
•   Email campaign to current Par Golf and MSGS customers.
•   Partnerships with local golf courses, restaurants, charities & employers.
•   Golf instruction programs for beginning golfers to cultivate additional customer base, such as "beginning ladies golf" and junior golf program.
•   Networking with chamber of commerce and civic organizations
•   High school and college golf team access during off-peak hours

3. **SWOTs**

Strengths
•   Golf practice, instruction & play anytime
•   Established brand of Mike Sullivan Golf School and Par Golf
•   Select staff can be retained from MSGS and Par Golf
•   500k in capital

- Nearest competitor is more than a 20 minute drive
- Founder operated with over 25 years golf management experience
- Golf popularity at an all time high

Weaknesses
- Indoors, some golfers prefer outdoors
- Wait times during peak hours
- Pricing changes during peak hours
- Location in Garner (Raleigh south) not centrally located in Raleigh
-

Opportunities
- Indoor golf simulators are preferred alternative to traditional golf
- More first time golfers in 2021 than ever
- More first time junior golfers than ever
- Memberships to add value and recurring revenue
- Private events
- Crowdfunding round turns our customers into partners
- Hire and retain best employee partners with revenue based compensation
- Lower cost than high end daily fee or private clubs is an advantage in an economic downturn
- Golf leagues to ensure simulator utilization

Threats
- Other gaming/entertainment institutions
- Loss of popularity
- Low unemployment in the area
- Only catering to golfers
- Social media algorithm changes

Improving weaknesses and combating threats

- Using launch monitors on our driving range, expansive putting/chipping green and large footprint can mitigate the lack of outdoor space for practice.

- Our crowdfunding campaign, with a low requirement for investing will give our customers a stake in the success of the business.

- Revenue sharing will attract and help retain motivated employee partners.

- The data collected from operating Par Golf and extensive research completed will ensure an accurate estimation of expenses and revenue.

- The golf instruction program located near Garner has drawn students from outside of the typical travel distance.

Immediate Goals

- Secure lease for 10,000 sq ft. Building near Par Golf location and begin upfit.
- Purchase simulators, launch monitors, mats, nets, fixtures and supplies.
- Pre-sell memberships, set soft open date, begin marketing location.